Exhibit 99.1

Ellomay Capital Announces Results of 2016 Adjourned Annual General Meeting of Shareholders

Tel-Aviv, Israel, July 5, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced that at the adjourned annual general meeting of the Company’s shareholders held on July 5, 2016, the resolution to approve the Company’s Updated Compensation Policy was adopted and approved by the required majority.

For more information, please see the Company’s Notice and Proxy Statement, furnished on Form 6-K to the Securities and Exchange Commission (the “SEC”) on May 18, 2016 and the amendment to the Proxy Statement, furnished on Form 6-K to the SEC on June 23, 2016.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com